Registration No. 333-204216

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM T-1

STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE
ELIGIBILITY OF A TRUSTEE PURSUANT TO
SECTION 305(b)(2)           | x |

THE BANK OF NEW YORK MELLON
TRUST COMPANY, N.A.
(Exact name of trustee as specified in its charter)

95-3571558
(Jurisdiction of incorporation if not a U.S. national bank)	(I.R.S. employer identification no.)

400 South Hope Street Suite 500 Los Angeles, California (Address of principal executive offices)	90071 (Zip code)

TWO HARBORS INVESTMENT CORP.
(Exact name of obligor as specified in its charter)

Maryland	27-0312904
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

590 Madison Avenue, 36th Floor New York, New York	10022
(Address of principal executive offices)	(Zip code)

Senior Debt Securities
(Title of the indenture securities)

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1.         General information.  Furnish the following information as to the trustee:

(a)                              Name and address of each examining or supervising authority to which it is subject.

Name	Address

Comptroller of the Currency United States Department of the Treasury	Washington, DC 20219

Federal Reserve Bank	San Francisco, CA 94105

Federal Deposit Insurance Corporation	Washington, DC 20429

(b)                             Whether it is authorized to exercise corporate trust powers.

Yes.

2.                                    Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

16.                            List of Exhibits.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the “Act”) and 17 C.F.R. 229.10(d).

1.

A copy of the articles of association of The Bank of New York Mellon Trust Company, N.A., formerly known as The Bank of New York Trust Company, N.A. (Exhibit 1 to Form T-1 filed with Registration Statement No. 333-121948 and Exhibit 1 to Form T-1 filed with Registration Statement No. 333-152875).

2.	A copy of certificate of authority of the trustee to commence business. (Exhibit 2 to Form T-1 filed with Registration Statement No. 333-121948).

3.	A copy of the authorization of the trustee to exercise corporate trust powers (Exhibit 3 to Form T-1 filed with Registration Statement No. 333-152875).

4.	A copy of the existing by-laws of the trustee (Exhibit 4 to Form T-1 filed with Registration Statement No. 333-162713).

6.	The consent of the trustee required by Section 321(b) of the Act (Exhibit 6 to Form T-1 filed with Registration Statement No. 333-152875).

7.	A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority.

SIGNATURE

Pursuant to the requirements of the Act, the trustee, The Bank of New York Mellon Trust Company, N.A., a banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Los Angeles, and State of California, on the 11 th day of January, 2017.

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.

By: /s/ Valere Boyd
Name:	Valere Boyd
Title:	Vice President

EXHIBIT 7

Consolidated Report of Condition of

THE BANK OF NEW YORK MELLON

of 225 Liberty Street, New York, N.Y. 10286
And Foreign and Domestic Subsidiaries,

a member of the Federal Reserve System, at the close of business September 30, 2016, published in accordance with a call made by the Federal Reserve Bank of this District pursuant to the provisions of the Federal Reserve Act.

ASSETS	Dollar amounts in thousands

Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin	4,490,000
Interest-bearing balances	91,626,000
Securities:
Held-to-maturity securities	39,831,000
Available-for-sale securities	73,667,000
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices	0
Securities purchased under agreements to resell	22,289,000
Loans and lease financing receivables:
Loans and leases held for sale	29,000
Loans and leases, net of unearned income	36,883,000
LESS: Allowance for loan and lease losses	127,000
Loans and leases, net of unearned income and allowance	36,756,000
Trading assets	3,023,000
Premises and fixed assets (including capitalized leases)	1,050,000
Other real estate owned	4,000
Investments in unconsolidated subsidiaries and associated companies	535,000
Direct and indirect investments in real estate ventures	0
Intangible assets:
Goodwill	6,299,000
Other intangible assets	957,000

Other assets	19,095,000
Total assets	299,651,000

LIABILITIES
Deposits:
In domestic offices	143,600,000
Noninterest-bearing	97,485,000
Interest-bearing	46,115,000
In foreign offices, Edge and Agreement subsidiaries, and IBFs	110,595,000
Noninterest-bearing	7,904,000
Interest-bearing	102,691,000
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices	318,000
Securities sold under agreements to repurchase	830,000
Trading liabilities	3,132,000
Other borrowed money: (includes mortgage indebtedness and obligations under capitalized leases)	7,778,000
Not applicable
Not applicable
Subordinated notes and debentures	515,000
Other liabilities	8,504,000
Total liabilities	275,272,000

EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	1,135,000
Surplus (exclude all surplus related to preferred stock)	10,418,000
Retained earnings	13,817,000
Accumulated other comprehensive income	-1,341,000
Other equity capital components	0
Total bank equity capital	24,029,000
Noncontrolling (minority) interests in consolidated subsidiaries	350,000
Total equity capital	24,379,000
Total liabilities and equity capital	299,651,000

I, Thomas P. Gibbons, Chief Financial Officer of the above-named bank do hereby declare that this Report of Condition is true and correct to the best of my knowledge and belief.

Thomas P. Gibbons,
Chief Financial Officer

We, the undersigned directors, attest to the correctness of this statement of resources and liabilities. We declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the instructions and is true and correct.

Gerald L. Hassell Catherine A. Rein Joseph J. Echevarria	Directors